mm

11019699

SECU[illegible] EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 44516

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 01, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oriental Financial Services Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Professional Office Park VI 997 San Roberto St. 9th Floor
(No. and Street)

San Juan (City) PR (State) 00926 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick J Dunn 787-474-1993
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP.
(Name – *if individual, state last, first, middle name*)

American International Plaza
250 Munoz Rivera Ave. (Address) Suite 1100 (City) San Juan PR (State) 00918 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11

OATH OR AFFIRMATION

I, Patrick J Dunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oriental Financial Services Corp., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Aff. No. -584-

Signature

SVP PRINCIPAL
Title

Notary Public

MANUEL F. PORRATA MONSERRATE ABOGADO-NOTARIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Table of Contents

KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan, PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Board of Directors
Oriental Financial Services Corp.:

We have audited the accompanying statements of financial condition of Oriental Financial Services Corp. (the Company) (a wholly owned subsidiary of Oriental Financial Group Inc.) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oriental Financial Services Corp. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2011

Stamp No. 2530964 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Financial Condition

December 31, 2010 and 2009

Assets		**2010**	**2009**
Cash and cash equivalents	$	2,790,914	1,788,614
Deposit with clearing organization		150,000	50,000
Receivables from broker-dealers and other		205,674	158,412
Securities owned – at fair value		1,330,126	523,353
Deferred tax asset, net		836,609	—
Prepaid expenses and other assets, including prepaid income tax of $129,815 and $158,263 in 2010 and 2009, respectively		871,373	810,698
Due from affiliates		393,325	51,688
Total assets	$	6,578,021	3,382,765
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	752,188	460,138
Unearned revenue		520,328	—
Securities failed to receive		333,525	—
Total liabilities		1,606,041	460,138
Stockholder's equity:			
Common stock, $1 par value. Authorized, issued, and outstanding 1,000 shares		1,000	1,000
Additional paid-in capital		4,739,861	4,739,861
Retained earnings (accumulated deficit)		231,119	(1,818,234)
Total stockholder's equity		4,971,980	2,922,627
Commitments and contingencies			
Total liabilities and stockholder's equity	$	6,578,021	3,382,765

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Operations

Years ended December 31, 2010 and 2009

		2010	2009
Revenues:			
Commissions	$	7,416,120	5,346,028
Interest and dividends		14,948	46,662
Investment banking fees		880,746	39,529
Other income		71,166	3,897
Total revenues		8,382,980	5,436,116
Expenses:			
Employee compensation and benefits		4,288,971	2,931,331
Management and service fees, including fee to affiliate of $729,134 and $911,760 in 2010 and 2009, respectively		891,160	997,768
Communications		93,622	130,892
Clearing broker fees		279,370	345,572
Advertising and promotion		107,841	156,918
Occupancy and equipment		405,793	390,925
Professional services		235,726	188,374
Taxes other than payroll and income taxes		90,220	92,386
Other		748,913	522,419
Total expenses		7,141,616	5,756,585
Income (loss) before income taxes		1,241,364	(320,469)
Income tax benefit		(807,989)	—
Net income (loss)	$	2,049,353	(320,469)

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2010 and 2009

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2008	$	1,000	4,739,861	(1,497,765)	3,243,096
Net loss		—	—	(320,469)	(320,469)
Balance at December 31, 2009		1,000	4,739,861	(1,818,234)	2,922,627
Net income		—	—	2,049,353	2,049,353
Balance at December 31, 2010	$	1,000	4,739,861	231,119	4,971,980

See accompanying notes to financial statements.

ORIENTAL FINANCIAL SERVICES CORP.
(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statements of Cash Flows

Years ended December 31, 2010 and 2009

		2010	2009
Cash flows from operating activities:			
Net income (loss)	$	2,049,353	(320,469)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Deferred income tax benefit		(836,609)	—
Changes in operating assets and liabilities:			
Deposit with clearing organization		(100,000)	—
Receivables from broker-dealers and other		(47,262)	61,424
Securities owned – net		(806,773)	(267,032)
Prepaid expenses and other assets		(60,675)	(588,528)
Due from affiliates		(341,637)	153,262
Accounts payable and accrued expenses		292,050	21,727
Unearned revenue		520,328	—
Securities failed to receive		333,525	—
Net cash provided by (used in) operating activities		1,002,300	(939,616)
Cash and cash equivalents - beginning of year		1,788,614	2,728,230
Cash and cash equivalents - end of year	$	2,790,914	1,788,614
Supplemental disclosure of cash flow information:			
Cash paid during the year for income taxes	$	—	699

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

Organization and Description of Business

Oriental Financial Services Corp. (the Company) is a wholly owned subsidiary of Oriental Financial Group Inc. (the Group) and is incorporated under the laws of the Commonwealth of Puerto Rico. The Company is engaged in brokerage, underwriter syndicate and offerings, and investment advisory services in Puerto Rico and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and does not carry customer accounts; accordingly, it is exempt from the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) pursuant to Provision K(2)(ii) of such rule.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (GAAP). The following is a summary of the Company's most significant accounting policies:

(a) Basis of Presentation

The financial statements of the Company are prepared for the purpose of complying with statutory requirements of the Commonwealth of Puerto Rico, the SEC, and the FINRA.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies in the statements of financial condition and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of deferred tax assets and investments.

(c) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions, including the related commission income and expenses, are reported on a settlement-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Securities owned are carried at fair value and the changes in fair value are included as income (loss) for the reporting period.

(d) Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis.

(e) ***Investment Banking Revenue***

Investment banking revenue includes gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(f) ***Other Income and Expenses***

Other income and expenses are accounted for on the accrual basis.

(g) ***Accounting for Transfers of Financial Assets and Extinguishments of Liabilities***

The Company recognizes the financial assets it controls and the liabilities it has incurred. At the same time, it derecognizes financial assets when control has been surrendered and liabilities when they are extinguished.

(h) ***Income Taxes***

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(i) ***Cash Equivalents***

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business. Cash equivalents include money market investments amounting to $2,596,767 and $1,788,614 as of December 31, 2010 and 2009, respectively.

(j) ***Concentrations of Credit Risk***

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(k) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

See note 2.

(l) Recently Issued Accounting Pronouncements

Derivatives and Hedging – In March 2010, the Financial Accounting Standards Board (FASB) issued a clarification on the scope exception for embedded credit derivatives. The guidance eliminates the scope exception for bifurcation of embedded credit derivatives in interests in securitized financial assets, unless they are created solely by subordination of one financial debt instrument to another. The guidance is effective beginning in the first reporting period after June 15, 2010, with earlier adoption permitted for the quarter beginning after March 31, 2010. This clarification did not have a material impact on the Company's financial statements.

Other accounting standards that have been issued by FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations, or cash flows.

(2) Securities Owned

The following table sets forth the Company's securities owned recorded at fair value as of December 31, 2010 and 2009:

		2010	2009
Puerto Rico government securities	$	1,219,520	364,368
Other equity securities		110,606	158,985
Total	$	1,330,126	523,353

The securities owned in Puerto Rico government securities mainly comprised an interest in a fixed income municipal bond amounting to $1,004,670 as of December 31, 2010.

The following tables present the placement in the fair value hierarchy of securities that are measured at fair value on a recurring basis at December 31, 2010 and 2009:

		Fair value measurements at reporting date using		
	December 31, 2010	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Puerto Rico government securities	$ 1,219,520	—	1,219,520	—
Other equity securities	110,606	—	110,606	—
Total	$ 1,330,126	—	1,330,126	—

		Fair value measurements at reporting date using		
	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Puerto Rico government securities	$ 364,368	—	364,368	—
Other equity securities	158,985	—	158,985	—
Total	$ 523,353	—	523,353	—

The Company's accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 for the year ended December 31, 2010.

(3) Clearing Agreement

In October 2010, the Company entered into a new clearing agreement (the Agreement) with Pershing LLC (Pershing). Before the Agreement with Pershing, the Company had a clearing agreement with National Financial Services Corp. (NFSC). Pershing and NFSC are members of various stock exchanges and are subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults.

In addition, in October 2010 the Company received a payment from Pershing amounting to $750,000 to cover the costs of conversion from NFSC and as an incentive for entering into a new clearing agreement with Pershing. The remaining portion of this payment that has not been recognized as revenue, which amounts to $520,328 as of December 31, 2010, is presented in the accompanying statement of financial condition as unearned revenue.

Under the previous agreement with NFSC, NFSC cleared and executed the brokerage transactions of the Company's customers on a fully disclosed basis.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010 and 2009, the Company had net capital of $2,539,341 and $1,935,312, respectively, which was $2,289,341 in 2010 and $1,685,312 in 2009 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness of net capital was 0.63 to 1 and 0.24 to 1 for 2010 and 2009, respectively.

(5) Transactions with Affiliated Companies

The Company receives technical, operational, and consulting services from Oriental Bank and Trust (OBT), for which it is charged a management and service fee. In addition, the Company is also charged by OBT for the use of facilities and equipment. For the years ended December 31, 2010 and 2009, the Company was charged $729,134 and $911,760, respectively, by its affiliate for these services.

The Company also maintains an operating cash account with OBT amounting to $194,147 and $180,050 as of December 31, 2010 and 2009, respectively.

(6) Income Taxes

The Company is subject to Puerto Rico income tax under the Puerto Rico Internal Revenue Code (the Old Code) at rates ranging from 20% to 40.95%. Pursuant to the Declaration of Fiscal Emergency and Plan for Economic Stabilization and Restoration of the Puerto Rico Credit Act of March 9, 2009 (Act 7), for tax years beginning after December 31, 2008, and ending before January 1, 2012, every taxable corporation engaged in trade or business in Puerto Rico, including banks and insurance companies, are subject to an

(Continued)

additional 5.00% surcharge on corporate income tax, increasing the maximum tax rate from 39.00% to 40.95%. These temporary taxes were enacted as a measure to generate additional revenues to address the fiscal crisis that the government of Puerto Rico is currently facing.

On January 31, 2011, the Governor of Puerto Rico signed into law the Internal Revenue Code for a New Puerto Rico (the "New Code"). This law replaces the Puerto Rico Internal Revenue Code of 1994, as amended ("1994 Code"), and as the latter one it covers the Puerto Rico income tax, gift and estate tax, sales and use tax, excise tax, liquor tax and their administrative provisions. The New Code retains the twenty percent (20%) regular income tax rate but establishes significant lower surtax rates and eliminates the five percent (5%) additional surtax described above established by Act 7. Under the New Code, the maximum rate will be 30% unless the Company makes a decision to apply the provisions of the Old Code for a period of 5 years, in which case the 30% would be applicable after the 5 year period.

The Company is also subject to an Alternative Minimum Tax (AMT). The tax rate for the AMT was reduced from 22% to 20% under the provisions of the New Code.

The components of income tax benefit for the year ended December 31, 2010 are as follows:

		December 31, 2010	December 31, 2009
Current income tax expense	$	28,620	—
Deferred income tax benefit		(836,609)	—
Income tax benefit	$	(807,989)	—

The Company's income tax benefit differs from amounts computed by applying the applicable statutory rate to income before income taxes as follows:

		Years ended December 31	
		2010	2009
Tax at statutory rates	$	508,339	(131,232)
Change in valuation allowance		(1,354,411)	123,417
Other items, net		38,083	7,815
Income tax benefit	$	(807,989)	—

The components of the Company's deferred tax assets at December 31, 2010 are as follows:

		December 31, 2010	December 31, 2009
Deferred tax assets:			
Net operating loss carryforward	$	614,466	1,354,411
Unearned revenue		193,686	—
AMT credit		28,457	—
Total gross deferred tax asset	$	836,609	1,354,411
Valuation allowance		—	1,354,411
Total deferred tax asset	$	836,609	—

At December 31, 2010, Company has operating loss carryforwards for income tax purposes of approximately $1.6 million, which are available to offset future taxable income through December 2019.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the projections for future taxable income over the periods in which the deferred tax assets are expected to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences at December 31, 2010. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced.

The Company follows a two-step approach for recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation process, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. There are no uncertain tax positions recognized in the financial statements as of December 31, 2010 and 2009.

(Continued)

(7) Contingencies

In the normal course of business, the Company executes, settles, and finances customer, correspondent, and proprietary securities transactions. These activities may expose the Company to off-balance-sheet risk arising from the potential that the customer or counterparty may fail to satisfy its obligations and the collateral will be insufficient. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to customers and counterparties.

The Company is involved in various claims and legal actions arising in the ordinary course of business. It is management's opinion that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(8) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 28, 2011, the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

Schedule I

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2010

Computation of Net Capital

Total stockholder's equity from statement of financial condition	$	4,971,980
Deduct stockholder's equity not allowable for net capital		—
Total stockholder's equity qualified for net capital		4,971,980
Add other deductions or allowable credits		—
Total capital and allowable subordinated liabilities		4,971,980
Deductions and/or charges:		
Total nonallowable assets		2,246,407
Capital charges for spot and commodity futures		—
Other deductions and/or charges		20,000
		(2,266,407)
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		2,705,573
Haircuts on securities:		
Contractual commitments		—
Subordinated debt		—
Exempt investment securities		39,868
Debt securities		74,429
Other securities		51,935
Undue concentration		—
Other		—
		(166,232)
Net capital	$	2,539,341

Computation of Basic Net Capital Requirement

Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)	$	107,069
Minimum dollar requirement		250,000
Net capital requirement (greater of two amounts above)		250,000
Net capital		2,539,341
Excess net capital		2,289,341
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		2,378,737

Note: No material difference exists between the audited Computation of Net Capital and the corresponding schedules in the Company's unaudited December 31, 2010, Form X-17A-5, Part II-A filing.

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

Under the Securities Exchange Act of 1934

December 31, 2010

Computation of Aggregate Indebtedness

Aggregate indebtedness from statement of financial condition	$	1,606,041
Add:		
Draft for immediate credit		—
Market value of securities borrowed where no equivalent is paid or credited		—
Other		—
Total aggregate indebtedness	$	1,606,041
Ratio – aggregate indebtedness to net capital		0.63 to 1

Schedule of Nonallowable Assets

Receivables from broker-dealers and other	$	145,100
Prepaid expenses and other assets		1,707,982
Due from affiliates		393,325
Total nonallowable assets	$	2,246,407

See accompanying report of independent registered public accounting firm.

Schedule II

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

Years ended December 31, 2010 and 2009

In October 2010, the Company entered into a new clearing agreement (the Agreement) with Pershing LLC (Pershing). Under the terms of the Agreement, Pershing clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. Before the Agreement with Pershing, the Company had a clearing agreement with National Financial Services Corp. (NFSC). Under the previous agreement with NFSC, NFSC cleared and executed the brokerage transactions of the Company's customers on a fully disclosed basis. In management's opinion, the Company has complied with the exemptive provisions under Rule 15c3-3 for the years ended December 31, 2010 and 2009.

See accompanying report of independent registered public accounting firm.

Schedule III

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Years ended December 31, 2010 and 2009

There were no liabilities subordinated to claims of general creditors during the years ended December 31, 2010 and 2009.

See accompanying report of independent registered public accounting firm.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011

Stamp No. 2530965 of the Puerto Rico
Society of Certified Public Accounts
was affixed to the record copy of this report.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011

Stamp No. 2530965 of the Puerto Rico
Society of Certified Public Accounts
was affixed to the record copy of this report.

KPMG

ORIENTAL FINANCIAL SERVICES CORP.

(A Wholly Owned Subsidiary of Oriental Financial Group Inc.)

Financial Statements and Supplemental Schedules

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Controls Thereon)